United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* First Quarter 2009 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 28, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, April 28, 2009	www.gruma.com

FIRST-QUARTER 2009 RESULTS

HIGHLIGHTS

  Sales volume increased 5% due mainly to higher sales volume in GIMSA and, to a lesser extent, Gruma Venezuela and Gruma Corporation.

  Net sales increased 31%, driven by the aforementioned sales volume growth, price increases implemented in some subsidiaries to offset higher raw-material costs, the effect of the devaluation of the Mexican peso in foreign subsidiaries (especially Gruma Corporation), and the effect of inflation upon the Gruma Venezuela and Gruma Centroamerica operations.

  EBITDA increased 62%, and EBITDA margin improved to 11.0% from 8.9%. Better margins in Gruma Corporation, Gruma Venezuela, and GIMSA drove the consolidated increase in EBITDA.

  Debt declined to US$1,010 million versus US$1,023 million in December 2008.

Consolidated Financial Highlights
 (Ps millions)

	1Q09	1Q08	VAR (%)
Volume (thousand metric tons)	1,097	1,048	5
Net sales	13,076	9,994	31
Operating income	1,046	603	73
Operating margin	8.0%	6.0%	200 bp
EBITDA	1,438	890	62
EBITDA margin	11.0%	8.9%	210 bp
Majority net income	(491)	(91)	(439)
ROE (LTM)	(81.3)%	11.9%	N/A

Debt
 (US$ millions)

Mar '09	Mar '08	Var	Dec '08	Var
1,010	802	26%	1,023	(1)%

RESULTS OF OPERATIONS
1Q09 vs. 1Q08

Sales volume increased 5%, to 1,097 thousand metric tons, due to higher sales volume in GIMSA and, to a lesser extent, in Gruma Venezuela and Gruma Corporation.

Net sales increased 31%, to Ps.13,076 million, driven by (1) the aforementioned sales volume growth; (2) higher prices in some subsidiaries, which offset higher raw-material costs; (3) the effect of the devaluation of the Mexican peso in foreign subsidiaries (especially Gruma Corporation); and (4) the effect of inflation upon the Gruma Venezuela and Gruma Centroamerica operations. Sales from non-Mexican operations constituted 74% of consolidated net sales during the quarter.

Cost of sales as a percentage of net sales improved to 65.8% from 67.4% due to better absorption in connection with sales volume growth and higher prices. In absolute terms, cost of sales rose 28%, to Ps.8,598 million, due to higher raw-material costs, the effect of the devaluation of the Mexican peso in foreign subsidiaries, and the effect of inflation upon Gruma Venezuela and Gruma Centroamerica.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales, improved to 26.2% from 26.6%, driven mainly by better absorption in connection with sales volume growth and higher prices. In absolute terms, SG&A rose 29%, to Ps.3,432 million, resulting primarily from the effect of the devaluation of the Mexican peso in foreign subsidiaries and the effect of inflation upon Gruma Venezuela and Gruma Centroamerica.

Operating income increased 73%, to Ps.1,046 million, and the operating margin improved to 8.0% from 6.0%; both results were driven by Gruma Corporation, Gruma Venezuela, and GIMSA.

Other expense, net, was Ps.64 million, Ps. 34 million higher than in the same period of 2008. This increase was due mainly to the sale of nonproductive assets in 1Q09.

Comprehensive financing cost, net, was Ps.1,097 million versus Ps.655 million in 1Q08. Higher comprehensive financing cost resulted mainly from higher interest expense in connection with higher debt and higher interest rates. Comprehensive financing cost includes a Ps.774 million loss related to foreign-exchange derivative instruments. During 1Q09 GRUMA made cash payments of US$85 million on losses from foreign-exchange derivatives.

GRUMA's share of net income in unconsolidated associated companies (primarily Banorte) totaled Ps.142 million, 15% lower than in 1Q08.

Taxes  amounted to Ps.350 million, Ps.316 million more, due to higher pre-tax income in Gruma Corporation and Gruma Venezuela.

GRUMA's total net loss was Ps.323 million versus net income of Ps.50 million in 1Q08; the change came from higher comprehensive financial cost and higher taxes. GRUMA's majority net loss was Ps.491 million, compared with a majority net loss of Ps.91 million in the same period of 2008.

FINANCIAL POSITION
March 2009 vs. December 2008

Balance-Sheet Highlights	Total assets were Ps.43,955 million, a decrease of 1%, driven by lower cash balances and by lower inventories in Venezuela in connection with seasonal grain consumption and lower prices (especially wheat).

Total liabilities were Ps.34,725 million, 1% less, driven mainly by a reduction in other accounts payable in connection with partial payments of obligations from the currency derivative instruments.

Stockholders' equity totaled Ps.9,230 million, 1% lower than at the end of 4Q08.
Debt Profile	GRUMA's debt amounted to US$1,010 million, of which approximately 66% is dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2009	2010	2011	2012	2013	2014...	Total
7.75% Perpetual Bonds						300.0	300.0
MXN Pesos Facility		238.0					238.0
Syndicated Loan		197.0					197.0
Gruma Corp.'s Revolving Facility			79.0				79.0
Other	146.4	47.7	1.3	0.5	0.1		196.0
TOTAL	146.4	482.7	80.3	0.5	0.1	300.0	1,010.0

Debt Ratios

	1Q09	4Q08	1Q08
Debt Ratios (last twelve months)
Debt/EBITDA	2.8	3.1	2.6
EBITDA/interest expense	5.4	5.6	4.8

Others Ratios

Operational Ratios	1Q09	4Q08	1Q08
Accounts receivable outstanding (days to sales)	35	33	39
Inventory turnover (days to cost of sales)	66	81	89
Net working capital turnover (days to sales)	N/A	N/A	56
Asset turnover (total assets to sales)	0.8	0.9	0.9
Profitability Ratios(%)
ROA	(28.7)	(28.9)	6.2
ROE	(81.3)	(68.3)	11.9
ROIC	10.1	9.0	8.9

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$14 million during 1Q09. Major investments were applied to the construction of tortilla plants in California and Australia and a wheat flour mill in Venezuela.

RECENT EVENTS RELATED TO FOREIGN-EXCHANGE DERIVATIVES INSTRUMENTS

On March 23, 2009, GRUMA announced that it terminated all of its foreign exchange derivative instruments with Credit Suisse, Deutsche Bank, and JP Morgan Chase pursuant to certain agreements entered into on that date. The resulting aggregate termination amount payable to these banks was US$668.3 million. GRUMA intends to enter into similar arrangements with its remaining counterparties on this type of instrument.

GRUMA and the aforementioned banks have agreed pursuant to a term sheet to negotiate in good faith to convert the aggregate amount within the next 120 days starting March 23, 2009 into a term loan before such amount otherwise becomes due and payable. It is contemplated that the term loan will be secured and will have a term of 7.5 years with an initial interest rate of LIBOR plus 2.875% for the first three years. During the abovementioned 120-day period, interest on the aggregate termination amount will be payable at a rate of LIBOR plus 1% for the first 45 days and LIBOR plus 2.875% until the date on which the final term loan documents are executed by both parties.

The company continues to engage in negotiations with its counterparties on its foreign-exchange derivative instruments and expects to announce a resolution in the near future. In addition, the company is in negotiations to refinance its major credit facilities in order to extend their maturities.
.

SUBSIDIARY RESULTS
1Q09 vs. 1Q08

Gruma Corporation (1

Sales volume increased 1% due to higher corn flour sales volume in the United States. The rise in corn flour sales volume resulted from a more normalized sales volume level, as 1Q08 was affected by customers building their inventories in 4Q07 in anticipation of price increases implemented in 1Q08.

Net sales rose 6%, to Ps.6,354 million, due to price increases implemented during 4Q08 in the corn flour business, a product-count reduction in some of our tortilla SKUs (which translated into higher prices), and the aforementioned sales volume growth.

Cost of sales as a percentage of net sales improved to 58.6% from 59.9% due to better absorption of fixed costs resulting from higher prices, lower raw-material costs (especially wheat and oils), lower cost of natural gas, and a better mix towards retail corn flour. In addition, fixed costs declined in connection with the closing of three tortilla plants in order to optimize production and distribution capacities. In absolute terms, cost of sales increased 4% due mainly to higher raw material costs, especially corn.

SG&A as a percentage of net sales improved to 33.0% from 35.3% due to better absorption of fixed expenses resulting from higher prices, lower distribution expenses as part of the optimization program, and lower fixed expenses (administrative and others) in connection with the aforementioned closing of the three plants. In absolute terms, SG&A decreased 1% due to the aforementioned reduction in selling expenses.

Operating income as a percentage of net sales improved to 8.3% from 4.8%. In absolute terms, operating income increased 83%, to Ps.529 million, resulting mainly from the aforementioned higher prices and lower SG&A.

1) Please note that, as GRUMA has always prepared this report, all Gruma Corporation figures are compared in dollars terms in order to avoid exchange-rate distortions. Figures shown were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.14.15/dollar as of March 31, 2009. The differences versus accounting principles generally accepted in Mexico are reflected in this report in the column entitled ''Other and Eliminations''.

GIMSA

Sales volume increased 8%, to 472 thousand metric tons during 1Q09. Corn flour sales volume increased 9%, to 439 thousand metric tons. This increase was a result of the conversion from the traditional method to the corn flour method, aided in part by several commercial initiatives. Increased sales to supermarkets in connection with competitive tortilla prices at these customers' in-store tortillerias also contributed to the overall conversion to the corn flour method.

Net sales increased 13% to Ps.2,458 million due mainly to higher sales volume.

Cost of sales as a percentage of net sales improved to 70.0% from 73.3% due to better absorption and production efficiencies. In absolute terms, cost of sales increased 8% to Ps.1,722 million due to higher sales volume.

SG&A as a percentage of net sales remained flat at 16.3%. In absolute terms, SG&A increased 12% mainly resulting from higher sales volume, higher selling expenses in connection with commercial initiatives designed to increase coverage and promote conversion to corn flour, and increased intercompany shipments to meet demand.

Operating income as a percentage of net sales increased to 13.7% from 10.4% and, in absolute terms, grew 49% to Ps.337 million due primarily to the aforementioned higher net and improvements in cost of sales.

For additional information, please see GIMSA ''First-Quarter 2009 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 6% due to higher (1) corn flour sales to the government channels in connection with new supply contracts; (2) wheat flour sales in connection with increased promotion and coverage once price controls were lifted; and (3) other products, especially rice and oils, due to higher availability than in 1Q08.

Net sales increased 45% due primarily to (i) the effect of inflation resulting from comparing constant currencies as of March 2009 versus constant currencies as of March 2008, and (ii) the devaluation of the Mexican peso. In addition, the growth in sales volume and higher prices, implemented to compensate for higher raw-material costs, contributed to the increase.

Cost of sales as a percentage of net sales improved to 68.9% from 76.5% due to higher prices, which helped to offset higher raw-material costs (especially corn and seafood products) and improve cost absorption. In absolute terms, cost of sales increased 31% as a result of the aforementioned higher raw-material costs, salary increases, and the effect of inflation resulting from the comparison of constant currencies as of March 2009 versus constant currencies as of March 2008, together with the devaluation of the Mexican peso.

SG&A as a percentage of net sales increased to 19.0% from 17.2%, and in absolute terms, SG&A rose 61% due mainly to salary increases, freight tariffs, advertising, the devaluation of the Mexican peso, and the effect of inflation resulting from comparing constant currencies as of March 2009 versus constant currencies as of March 2008.

Operating income increased 176% to Ps.278 million. Operating margin improved to 12.1% from 6.3% in 1Q08.

Molinera de Mexico

Sales volume decreased 2% .

Net sales decreased 4% to Ps.901 million due to lower prices in connection with lower cost of wheat and the aforementioned lower sales volume.

Cost of sales as a percentage of net sales increased to 83.2% from 77.3% and, in absolute terms, grew 4% in connection with lower wheat flour prices.

SG&A as a percentage of net sales increased to 14.4% from 12.6% due to lower absorption of fixed expenses and higher freight and advertising expenses. In absolute terms, SG&A increased 10%.

Operating income was Ps.21 million versus Ps.94 million in 1Q08. Operating margin decreased to 2.3% from 10.1%.

Gruma Centroamerica

Sales volume increased 1% as a result of higher rice sales volume in connection with more competitive pricing.

Net sales increased 18% to Ps.717 million due to prices increases implemented during the quarter to compensate partially for higher raw-material costs, the effect of inflation resulting from comparing constant currencies as of March 2009 versus constant currencies as of March 2008, and the devaluation of the Mexican peso.

Cost of sales as a percentage of net sales increased to 77.0% from 72.7% due to the higher cost of rice, which was not fully offset through price increases. In absolute terms, cost of sales increased 25% due mainly to higher raw-material costs, the effect of inflation resulting from comparing constant currencies as of March 2009 versus constant currencies as of March 2008, together with the devaluation of the Mexican peso.

SG&A as a percentage of net sales increased to 27.6% from 26.7% due to higher selling expenses in connection with changes in the distribution system towards company-owned routes. In absolute terms, SG&A increased 22% due to the aforementioned selling expenses, higher commissions in connection with higher prices, the effect of inflation resulting from constant currencies as of March 2009 versus constant currencies as of March 2008, and the devaluation of the Mexican peso.

Operating loss was Ps.33 million, versus operating income of Ps.3 million in 1Q08. Operating margin was negative 4.6% versus positive 0.5% in 1Q08.

Other and Eliminations	Operating loss was Ps. 86 million compared with an operating loss of Ps.110 million in 1Q08.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with accounting principles generally accepted in Mexico.

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. FRS B-10 defines the economic environments that affect an entity, which can be

  Inflationary - when the accumulated inflation of three prior years is equal to or greater than 26%, or.

  Not inflationary - when the accumulated inflation of three prior years is less than 26%.

Based on the foregoing, the consolidated figures are determined as follows:

  The figures figures for subsidiaries in Central America and Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates. Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year. Figures for the current reported period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reported period. The figures for subsidiaries in Mexico, the United States, Europe, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008. Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.14.15/dollar as of March 31, 2009. The differences between the accounting principles generally accepted in Mexico and US GAAP are reflected in the column entitled  ''Other and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS				
INCOME STATEMENT SUMMARY	**1Q09**	1Q08	VAR (%)	4Q08	VAR (%)
NET SALES	**13,076**	9,994	31	12,785	2
GROSS PROFIT	**4,477**	3,263	37	4,343	3
GROSS MARGIN (%)	**34.2%**	32.6%		34.0%	
OPERATING INCOME	**1,046**	603	73	1,311	(20)
OPERATING MARGIN (%)	**8.0%**	6.0%		10.3%	
OTHER (INCOME) EXPENSE, NET	**64**	30		128	
COMPREHENSIVE FINANCING COST (INCOME)	**1,097**	655		11,808	
INTEREST EXPENSE	**304**	173		358	
INTEREST INCOME	**834**	643		11,869	
FOREIGN EXCHANGE LOSS (GAIN)	**58**	(49)		(327)	
MONETARY POSITION (GAIN) LOSS	**(99)**	(112)		(93)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(142)**	(167)		(118)	
TAXES	**350**	34		596	
NET (LOSS) INCOME	**(323)**	50	(743)	(11,102)	97
MAJORITY (LOSS)NET INCOME	**(491)**	(91)	(439)	(11,172)	96
EARNINGS PER SHARE[1]	**(0.87)**	(0.19)	(359)	(19.82)	96
EARNINGS PER ADR (US$)[2]	**(0.25)**	(0.05)	(359)	(5.60)	96
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**392**	287		423	
EBITDA[3]	**1,438**	890	62	1,735	(17)
CAPITAL EXPENDITURES (MILLIONS US$)	**14**	36		79	

BALANCE SHEET SUMMARY	**Mar-09**	Mar-08	VAR (%)	Dec-08	VAR (%)
CASH AND CASH EQUIVALENTS	**1,018**	979	4	1,426	(29)
TRADE ACCOUNTS RECEIVABLE	**5,027**	4,287	17	4,691	7
OTHER ACCOUNTS RECEIVABLE	**3,175**	1,778	79	2,516	26
INVENTORIES	**6,322**	6,676	(5)	7,629	(17)
CURRENT ASSETS	**16,066**	14,400	12	16,699	(4)
PROPERTY, PLANT, AND EQUIPMENT, NET	**20,740**	16,840	23	20,653	0
TOTAL ASSETS	**43,955**	37,236	18	44,435	(1)
SHORT-TERM DEBT	**2,186**	1,582	38	2,419	(10)
CURRENT LIABILITIES	**18,234**	8,669	110	14,993	22
LONG-TERM DEBT	**12,105**	7,191	68	11,728	3
TOTAL LIABILITIES	**34,725**	18,763	85	35,153	(1)
MAJORITY STOCKHOLDERS' EQUITY	**5,348**	15,012	(64)	5,639	(5)
STOCKHOLDERS' EQUITY	**9,230**	18,473	(50)	9,282	(1)
CURRENT ASSETS/CURRENT LIABILITIES	**0.88**	1.66		1.11	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**3.76**	1.02		3.79	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.61**	0.32		0.60	
BOOK VALUE PER SHARE[1]	**9.49**	31.23		10.00	

[1] On the basis of 563,650,709 shares as of March 31, 2009, 480,731,552 shares as of March 31, 2008, and 563,650,709 shares as of December 31, 2008.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 14.15 per dollar as of March 31, 2009.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS BY SUBSIDIARY

		QUARTERS				
		1Q09	1Q08	VAR (%)	4Q08	VAR (%)
GRUMA CORPORATION[1]	SALES VOLUME (thousand metric tons)	**326**	322	1	333	(2)
Corn flour, tortillas, and other	NET SALES	**6,354**	6,010	6	6,199	2
	GROSS PROFIT	**2,627**	2,412	9	2,444	7
	Gross Margin	**41.4%**	40.1%		39.4%	
	OPERATING INCOME	**529**	289	83	535	(1)
	Operating Margin	**8.3%**	4.8%		8.6%	
	EBITDA	**750**	510	47	764	(2)
	EBITDA Margin	**11.8%**	8.5%		12.3%	
GIMSA	SALES VOLUME (thousand metric tons)	**472**	438	8	473	(0)
Corn flour, tortillas, and other	NET SALES	**2,458**	2,179	13	2,412	2
	GROSS PROFIT	**737**	582	27	774	(5)
	Gross Margin	**30.0%**	26.7%		32.1%	
	OPERATING INCOME	**337**	226	49	411	(18)
	Operating Margin	**13.7%**	10.4%		17.1%	
	EBITDA	**411**	294	40	484	(15)
	EBITDA Margin	**16.7%**	13.5%		20.1%	
GRUMA VENEZUELA	SALES VOLUME (thousand metric tons)	**126**	118	6	115	9
Corn flour, wheat flour, and other	NET SALES	**2,307**	1,588	45	2,545	(9)
	GROSS PROFIT	**717**	374	92	813	(12)
	Gross Margin	**31.1%**	23.5%		31.9%	
	OPERATING INCOME	**278**	101	176	357	(22)
	Operating Margin	**12.1%**	6.3%		14.0%	
	EBITDA	**316**	124	155	422	(25)
	EBITDA Margin	**13.7%**	7.8%		16.6%	
MOLINERA DE MÉXICO	SALES VOLUME (thousand metric tons)	**127**	129	(2)	133	(4)
Wheat flour	NET SALES	**901**	936	(4)	930	(3)
	GROSS PROFIT	**151**	212	(29)	188	(20)
	Gross Margin	**16.8%**	22.7%		20.3%	
	OPERATING INCOME	**21**	94	(78)	93	(77)
	Operating Margin	**2.3%**	10.1%		10.0%	
	EBITDA	**34**	107	(68)	108	(68)
	EBITDA Margin	**3.8%**	11.4%		11.6%	
GRUMA CENTROAMÉRICA	SALES VOLUME (thousand metric tons)	**52**	51	1	55	(6)
Corn flour and other	NET SALES	**717**	609	18	844	(15)
	GROSS PROFIT	**165**	166	(1)	229	(28)
	Gross Margin	**23.0%**	27.3%		27.1%	
	OPERATING INCOME	**(33)**	3	(1,101)	(13)	(151)
	Operating Margin	**(4.6%)**	0.5%		(1.6%)	
	EBITDA	**(10)**	18	(158)	23	(144)
	EBITDA Margin	**(1.4%)**	2.9%		2.8%	
OTHER & ELIMINATIONS	SALES VOLUME (thousand metric tons)	**(6)**	(11)	46	(8)	30
	NET SALES	**339**	(1,327)	126	(144)	335
	GROSS PROFIT	**80**	(483)	117	(106)	175
	Gross Margin	**23.6%**	(36.4%)		(73.6%)	
	OPERATING INCOME	**(86)**	(110)	22	(72)	(19)
	Operating Margin	**(25.4%)**	(8.3%)		(50.0%)	
	EBITDA	**(64)**	(164)	61	(67)	4
	EBITDA Margin	**(18.9%)**	(12.4%)		(46.5%)	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**1,097**	1,048	5	1,100	(0)
	NET SALES	**13,076**	9,994	31	12,785	2
	GROSS PROFIT	**4,477**	3,263	37	4,343	3
	Gross Margin	**34.2%**	32.6%		34.0%	
	OPERATING INCOME	**1,046**	603	73	1,311	(20)
	Operating Margin	**8.0%**	6.0%		10.3%	
	EBITDA	**1,438**	890	62	1,735	(17)
	EBITDA Margin	**11.0%**	8.9%		13.6%	

[1] Convenience translation. For further details see "Accounting Procedures".

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.
Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes. The foreign exchange derivative financial instruments described in Section E herein, do not qualify as hedges for accounting purposes under the requirements set forth in the Mexican Financial Information Rules (Normas de Informacion Financiera Mexicana).

In order to minimize the counterparty solvency risk, the Company enters into financial derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.
Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each financial institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

The valuation of the foreign exchange derivative financial instruments is performed by the counterparty to such instruments, at their estimated fair market value (mark-to-market). Regarding corn, wheat and natural gas futures we take as reference the market values of the US Chicago, Kansas and New York futures exchanges, via the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges are determined when the changes in fair market value or ash flows of the underlying are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'')1 the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.
There are potential significant liquidity requirements under our financial derivative instruments described in Section E below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.
The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), global changes in the supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel risks that exist as an ordinary part of the business. As of March 31st, 2009, the open positions of these instruments were valued at their fair market value. The derivative financial instruments that were recorded for accounting purposes as hedges resulted in losses in the amount of $5,475thousand pesos and recognized in total earnings within shareholders equity. The financial instruments that did not qualify as hedges for accounting purposes resulted in a loss of $56,615 thousand pesos, which was applied in the first quarter, from January 1st to March 31st,, 2009. As of March 31st, 2009, these instruments did not have an effect on cash flow for the company.

Certain foreign exchange derivative transactions in effect as of the end of March 2009, primarily referenced peso/U.S. Dollar exchange rates. The fair market value of these derivative instruments can increase or decrease in the future before their settlement date. Changes in the currency exchange rates can be the result of, among other things, changes in economic conditions, tax and foreign exchange and currency policies, volatility, liquidity in the global markets, local and international political events.

These derivative financial instruments were valued in accordance with their fair market value (mark-to-market). As of March 31st, 2009, the open positions of these instruments reflected a net loss of approximately $39,721 thousand pesos. The total loss amount was recorded in the results of the first quarter, from January 1st to March 31st, 2009. As of this same date, these instruments did not have an effect on cash flow for the company.

The company has complied with all obligations under its derivative financial instruments.

 1 Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

Summary of Financial Derivative Instrument
to March 31st, 2009.
Amounts in thousands of Pesos

Exchange Rate Financial Derivative Instruments:

On March 23, 2009, the Company terminated some of its foreign exchange derivative instruments. The resulting amount that the Company will pay is Ps.9,409,420 (U.S.$668.3 million), and represents approximately 87% of the market value at that date of all foreign exchange derivative obligations. The Company and the counterparties have agreed preliminary terms and conditions to be formalized within the next 120 days, in order to convert this amount into a loan. In case no agreement is obtained during this period, the amount will become due and payable immediately thereafter. According to the agreed conditions, the loan will be secured, for a term of 7.5 years and with an initial interest rate of LIBOR plus 2.875% for the first three years. During the 120-day period, the Company will pay interest at a rate of LIBOR plus 1% for the first 45 days and LIBOR plus 2.875% until the date the Company and the counterparties agree on the final terms of the loan contract.

Corn futures Derivative Financial Instruments:

Operations terminated during the first quarter of 2009 the corn futures derivative financial instruments represented a loss of $16,018 thousands of pesos.

II. Sensitivity Analysis

Currency Exchange Financial Derivative Instruments:

As of March 31st, 2009, we have entered into foreign exchange financial derivatives transactions that mainly involved peso/dollar currency rates. These transactions were recorded at an estimated fair market value (mark-to-market).

The mark-to-market value of these derivative instruments may increase or decrease in the future before the settlement date of the instruments. Changes in the currency exchange rates can be the result of changes in economic conditions, tax and currency policies, volatility, liquidity in the global markets, local and international political events.

Based on our position as of March 31st, 2009, a hypothetical change consisting in a 10% depreciation of the peso against the dollar would result in an additional unfavorable effect of $503,993 thousand pesos in the income statement of the company. This sensitivity analysis is determined based on the values of the underlying assets provided in an appraisal made by the counterparties as of March 31st, 2009, which include the effects of currency exchange rates, time and volatility variables.

Sensitivity Analysis
Over positions in currency exchange derivative
Financial Instruments to March 31st, 2009.
10%, 25% and 50% change in the Underlying Asset
Amounts in Thousands of Pesos

Corn Futures Derivative Financial Instruments:

Based on our position as of March 31st, 2009, a hypothetical change of a 10% low in the bushel value will result in an additional unfavorable effect of $29,361thousand pesos. This sensitivity analysis is determined based on the values of the underlying assets given in an appraisal made as of March 31st, 2009.

Sensitivity Analysis
Raw Materials (Corn) Derivative Financial Instruments Position
as March 31st, 2009
10%, 25% and 50% change in the Underlying Asset
Amounts in Thousands of Pesos